SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                           PARAGON TECHNOLOGIES, INC.
             -------------------------------------------------------
                                (Name of Issuer)
                                  COMMON STOCK
            ---------------------------------------------------------
                         (Title of Class of Securities)
                                    69912T108
         --------------------------------------------------------------
                                 (CUSIP Number)
                                 With Copies to:
                                  Scott L. Rehr
                             Emerald Advisers, Inc.
                           1703 Oregon Pike, Suite 101
                               Lancaster, PA 17601
                                 (717) 396-1116
       -------------------------------------------------------------------

  (Name, Address and Telephone Number of Person Authorized to
                   Receive Notices and Communications)
                                 APRIL 30, 2001

       ------------------------------------------------------------------

             (Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to Report the acquisition that is the subject of this Schedule 13D, and is filing This schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ] (Continued on following pages)

------------------------------------------------------------------------------
CUSIP No. 69912T108                  13D                          Page 2 of 15
------------------------------------------------------------------------------
    (1)    Names of Reporting Persons;
           I.R.S. Identification Nos. of Above Persons (entities only)
           Emerald Advisers, Inc.
           23-2664857
-----------------------------------------------------------------------------
    (2)    Check the Appropriate Box if a Member of a Group     (a)  [ ]
                                                                (b)  [X]
------------------------------------------------------------------------------
    (3)    SEC USE ONLY
------------------------------------------------------------------------------
    (4)    Source of Funds         OO
------------------------------------------------------------------------------
    (5)    Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) OR 2(e)                            [ ]
------------------------------------------------------------------------------
    (6)    Citizenship or Place of Organization
             Commonwealth of Pennsylvania
--------------------------------------------------------------------------
Number of    |(7) | Sole Voting Power        558,635
   Shares    |    |____________________________________________________________
Beneficially |(8) | Shared Voting Power      0
  Owned by   |    |____________________________________________________________
   Each      |(9) | Sole Dispositive Power   833,935
 Reporting   |    |_____________________________________________________________
Person With  |(10)| Shared Dispositive Power 0
 --------------------------------------------------------------------------
 (11)   Aggregate Amount Beneficially Owned by Each Reporting Person
               833,935
--------------------------------------------------------------------------
(12)   Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares [  ]
------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)
               19.9%
------------------------------------------------------------------------------
(14)   Type of Reporting Person
               IA
-----------------------------------------------------------------------------

------------------------------------------------------------------------------
CUSIP No. 69912T108                 13D                          Page 3 of  15
------------------------------------------------------------------------------
    (1)  Names of Reporting Persons;
          I.R.S. Identification Nos. of Above Persons (entities only)
          Kenneth G. Mertz, II
          (Reporting as President and Director of Emerald Advisers, Inc.)
------------------------------------------------------------------------------
    (2)   Check the Appropriate Box if a Member of a Group     (a)  [ ]
                                                               (b)  [X]
------------------------------------------------------------------------------
    (3)   SEC USE ONLY
------------------------------------------------------------------------------
    (4)   Source of Funds         OO
------------------------------------------------------------------------------
    (5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) OR 2(e)                            [ ]
------------------------------------------------------------------------------
    (6)   Citizenship or Place of Organization
             U.S.A.
--------------------------------------------------------------------------
Number of    | (7)| Sole Voting Power        See footnote 1 below.
   Shares    |    |____________________________________________________________
Beneficially | (8)| Shared Voting Power      See footnote 1 below.
  Owned by   |    |____________________________________________________________
   Each      | (9)| Sole Dispositive Power   See footnote 1 below.
 Reporting   |    |_____________________________________________________________
Person With  |(10)| Shared Dispositive Power See footnote 1 below.

(1) Mr. Mertz is filing in his capacity as President and Director of Emerald Advisers, Inc. Mr. Mertz does not beneficially own any shares of Common Stock of the Issuer in his individual capacity.

 -----------------------------------------------------------------------------
   (11)   Aggregate Amount Beneficially Owned by Each Reporting Person
          833,935 Shares, however, see footnote 1 above.
------------------------------------------------------------------------------
   (12)   Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares [  ]
------------------------------------------------------------------------------
   (13)   Percent of Class Represented by Amount in Row (11)
          19.9%, however, see footnote 1 above.
          ____________________________________________________________________
   (14)   Type of Reporting Person                 IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
CUSIP No. 69912T108                  13D                          Page 4 of 15
------------------------------------------------------------------------------
    (1)    Names of Reporting Persons;
           I.R.S. Identification Nos. of Above Persons (entities only)
           Scott L. Rehr (Reporting as Exec.Vice President, Treasurer and Director of Emerald Advisers, Inc.)
------------------------------------------------------------------------------
    (2)    Check the Appropriate Box if a Member of a Group     (a)  [ ]
                                                                (b)  [X]
------------------------------------------------------------------------------
    (3)    SEC USE ONLY
------------------------------------------------------------------------------
    (4)    Source of Funds         OO
------------------------------------------------------------------------------
    (5)    Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) OR 2(e)                            [ ]
------------------------------------------------------------------------------
    (6)    Citizenship or Place of Organization
           U.S.A.
-------------------------------------------------------------------------
Number of    |(7) | Sole Voting Power          See footnote 1 below.
   Shares    |    |____________________________________________________________
Beneficially |(8) | Shared Voting Power        See footnote 1 below.
  Owned by   |    |____________________________________________________________
   Each      |(9) | Sole Dispositive Power     See footnote 1 below.
 Reporting   |    |_____________________________________________________________
Person With  |(10)| Shared Dispositive Power   See footnote 1 below.

(1) Mr. Rehr is filing in his capacity as Executive Vice President, Treasurer and Director of Emerald Advisers, Inc. Mr. Rehr does not beneficially own any shares of Common Stock of the Issuer in his individual capacity.
-----------------------------------------------------------
   (11)   Aggregate Amount Beneficially Owned by Each Reporting Person
          833,935 Shares, however, see footnote 1 above.
------------------------------------------------------------------------------
   (12)   Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares [  ]
------------------------------------------------------------------------------
   (13)   Percent of Class Represented by Amount in Row (11)
          19.9%; however, see footnote 1 above.
------------------------------------------------------------------------------
   (14)   Type of Reporting Person                 IN
-----------------------------------------------------------------------------

------------------------------------------------------------------------------
CUSIP No. 69912T108                  13D                          Page 5 of 15
------------------------------------------------------------------------------
    (1)    Names of Reporting Persons;
           I.R.S. Identification Nos. of Above Persons (entities only)
           Stacey L. Sears (Reporting as Sr. Vice President, Secretary and Director of Emerald Advisers, Inc.)
------------------------------------------------------------------------------
    (2)    Check the Appropriate Box if a Member of a Group     (a)  [ ]
                                                                (b)  [X]
------------------------------------------------------------------------------
    (3)    SEC USE ONLY
------------------------------------------------------------------------------
    (4)    Source of Funds        OO
------------------------------------------------------------------------------
    (5)    Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) OR 2(e)                            [ ]
------------------------------------------------------------------------------
    (6)    Citizenship or Place of Organization
              U.S.A.
_______________________________________________________________________________
Number of    |(7) | Sole Voting Power        See footnote 1 below.
   Shares    |    |____________________________________________________________
Beneficially |(8) | Shared Voting Power      See footnote 1 below.
  Owned by   |    |____________________________________________________________
   Each      |(9) | Sole Dispositive Power   See footnote 1 below.
 Reporting   |    |_____________________________________________________________
Person With  |(10)| Shared Dispositive Power See footnote 1 below.

(1) Ms. Sears is filing in her capacity as Senior Vice President, Secretary and Director of Emerald Advisers, Inc. Ms. Sears does not beneficially own any shares of Common Stock of the Issuer in her individual capacity.
 --------------------------------------------------------------------------
   (11)   Aggregate Amount Beneficially Owned by Each Reporting Person
          833,935 Shares; however, see footnote 1 above.
------------------------------------------------------------------------------
   (12)   Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares [  ]
------------------------------------------------------------------------------
   (13)   Percent of Class Represented by Amount in Row (11) 19.9%, however, see footnote 1 above.
------------------------------------------------------------------------------
   (14)   Type of Reporting Person                 IN
-----------------------------------------------------------------------------

------------------------------------------------------------------------------
CUSIP No. 69912T108                  13D                          Page 6 of 15
------------------------------------------------------------------------------
    (1)    Names of Reporting Persons;
           I.R.S. Identification Nos. of Above Persons (entities only)
           Emerald Asset Management, Inc. (Controls Emerald Advisers, Inc.
           via 100% ownership)
           23-2650313
------------------------------------------------------------------------------
    (2)    Check the Appropriate Box if a Member of a Group     (a)  [ ]
                                                                (b)  [X]
------------------------------------------------------------------------------
    (3)    SEC USE ONLY
------------------------------------------------------------------------------
    (4)    Source of Funds         OO
------------------------------------------------------------------------------
    (5)    Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) OR 2(e)                            [ ]
------------------------------------------------------------------------------
    (6)    Citizenship or Place of Organization
             Commonwealth of Pennsylvania
--------------------------------------------------------------------------
Number of   | (7)| Sole Voting Power         See footnote 1 below.
   Shares   |    |____________________________________________________________
Beneficially| (8)| Shared Voting Power       See footnote 1 below.
  Owned by  |    |____________________________________________________________
   Each     | (9)| Sole Dispositive Power    See footnote 1 below.
 Reporting  |    |_____________________________________________________________
Person With |(10)| Shared Dispositive Power  See footnote 1 below.

(1) Emerald Asset Management, Inc. is filing in its capacity as 100 percent owner of Emerald Advisers, Inc. Emerald Asset Management, Inc. does not beneficially own any other shares of Common Stock of the Issuer.
------------------------------------------------------------------------------
   (11)   Aggregate Amount Beneficially Owned by Each Reporting Person
          833,935 Shares, however, see footnote 1 above.
------------------------------------------------------------------------------
   (12)   Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares [  ]
------------------------------------------------------------------------------
   (13)   Percent of Class Represented by Amount in Row (11) 19.9%,
          however, see footnote 1 above.
------------------------------------------------------------------------------
   (14)   Type of Reporting Person                 CO
-----------------------------------------------------------------------------

------------------------------------------------------------------------------
CUSIP No. 69912T108                  13D                          Page 7 of 15
------------------------------------------------------------------------------
    (1)    Names of Reporting Persons;
           I.R.S. Identification Nos. of Above Persons (entities only)
           Joseph E. Besecker (Reporting both as Director and Executive Officer of Emerald Asset Management, Inc. and individually as Control Person of Emerald Advisers, Inc., as indirect owner of more than 25% of its stock)

------------------------------------------------------------------------------
    (2)    Check the Appropriate Box if a Member of a Group     (a)  [ ]
                                                                (b)  [X]
------------------------------------------------------------------------------
    (3)    SEC USE ONLY
------------------------------------------------------------------------------
    (4)    Source of Funds         OO
------------------------------------------------------------------------------
    (5)    Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) OR 2(e)                            [ ]
------------------------------------------------------------------------------
    (6)    Citizenship or Place of Organization
            U.S.A.
--------------------------------------------------------------------------
Number of    |(7) | Sole Voting Power         See footnote 1 below.
   Shares    |    |____________________________________________________________
Beneficially |(8) | Shared Voting Power       See footnote 1 below.
  Owned by   |    |____________________________________________________________
   Each      |(9) | Sole Dispositive Power    See footnote 1 below.
 Reporting   |    |_____________________________________________________________
Person With  |(10)| Shared Dispositive Power  See footnote 1 below.

(1) Mr. Besecker is filing in his capacity as both Chairman, Director, President and Chief Executive Officer of Emerald Asset Management, Inc. and as a Control Person of Emerald Advisers, Inc., due to his indirect ownership of more than 25% of its stock. Mr. Besecker does not beneficially own any shares of Common Stock of the Issuer in his individual capacity.
 --------------------------------------------------------------------------

   (11)   Aggregate Amount Beneficially Owned by Each Reporting Person
          833,935 Shares, however, see footnote 1 above.
------------------------------------------------------------------------------
   (12)   Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares [  ]
------------------------------------------------------------------------------
   (13) Percent of Class Represented by Amount in Row (11) 19.9%, however, see footnote 1 above.
------------------------------------------------------------------------------
   (14)   Type of Reporting Person                 IN
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
CUSIP No. 69912T1083                  13D                          Page 8 of 15
------------------------------------------------------------------------------
    (1)    Names of Reporting Persons;
           I.R.S. Identification Nos. of Above Persons (entities only)
           Daniel W. Moyer IV (Reporting as Exec. Vice President and Director of Emerald Asset Management, Inc.)

------------------------------------------------------------------------------
    (2)    Check the Appropriate Box if a Member of a Group     (a)  [ ]
                                                                (b)  [X]
------------------------------------------------------------------------------
    (3)    SEC USE ONLY
------------------------------------------------------------------------------
    (4)    Source of Funds         OO
------------------------------------------------------------------------------
    (5)    Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) OR 2(e)                            [ ]
------------------------------------------------------------------------------
    (6)    Citizenship or Place of Organization
               U.S.A.
--------------------------------------------------------------------------
Number of    | (7)|  Sole Voting Power            See footnote 1 below.
   Shares    |    |____________________________________________________________
Beneficially | (8)|  Shared Voting Power          See footnote 1 below.
  Owned by   |    |____________________________________________________________
   Each      | (9)|  Sole Dispositive Power       See footnote 1 below.
 Reporting   |    |_____________________________________________________________
Person With  |(10)|  Shared Dispositive Power     See footnote 1 below.

(1) Mr. Moyer is filing in his capacity as Executive Vice President and Director of Emerald Asset Management, Inc. Mr. Moyer does not beneficially own any shares of Common Stock of the Issuer in his individual capacity.
 --------------------------------------------------------------------------
   (11)   Aggregate Amount Beneficially Owned by Each Reporting Person
          833,935 Shares, however, see footnote 1 above.
------------------------------------------------------------------------------
   (12)   Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares [  ]
------------------------------------------------------------------------------
   (13)   Percent of Class Represented by Amount in Row (11) 19.9%,
          however, see footnote 1 above.
------------------------------------------------------------------------------
   (14)   Type of Reporting Person                 IN
-----------------------------------------------------------------------------

------------------------------------------------------------------------------

CUSIP No. 69912T108                  13D                          Page 9 of 15
------------------------------------------------------------------------------
    (1)    Names of Reporting Persons;
           I.R.S. Identification Nos. of Above Persons (entities only)
           Joseph W. Garner (Reporting as Exec. Vice President and Director of Emerald Asset Management, Inc.)
------------------------------------------------------------------------------
    (2)    Check the Appropriate Box if a Member of a Group     (a)  [ ]
                                                                (b)  [X]
------------------------------------------------------------------------------
    (3)    SEC USE ONLY
------------------------------------------------------------------------------
    (4)    Source of Funds         OO
------------------------------------------------------------------------------
    (5)    Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) OR 2(e)                            [ ]
------------------------------------------------------------------------------
    (6)    Citizenship or Place of Organization
           U.S.A.
--------------------------------------------------------------------------
Number of    | (7)|  Sole Voting Power        See footnote 1 below.
   Shares    |    |____________________________________________________________
Beneficially | (8)|  Shared Voting Power      See footnote 1 below.
  Owned by   |    |____________________________________________________________
   Each      | (9)|  Sole Dispositive Power   See footnote  1 below.
 Reporting   |    |_____________________________________________________________
Person With  |(10)|  Shared Dispositive Power See footnote 1 below.
 --------------------------------------------------------------------------
(1) Mr. Garner is filing in his capacity as Executive Vice President and Director of Emerald Asset Management, Inc. Mr. Garner does not beneficially own any shares of Common Stock of the Issuer in his individual capacity.
------------------------------------------------------------------------------
   (11) Aggregate Amount Beneficially Owned by Each Reporting Person 833,935 Shares, however, see footnote 1 above.
------------------------------------------------------------------------------
   (12)   Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares [  ]
------------------------------------------------------------------------------
   (13)   Percent of Class Represented by Amount in Row (11) 19.9%,
          however, see footnote 1 above.
------------------------------------------------------------------------------
   (14)   Type of Reporting Person                 IN
-----------------------------------------------------------------------------

------------------------------------------------------------------------------
CUSIP No. 69912T108                  13D                         Page 10 of 15
------------------------------------------------------------------------------
    (1)    Names of Reporting Persons;
           I.R.S. Identification Nos. of Above Persons (entities only)
           Paul W. Ware (Reporting as Director of Emerald Asset
           Management, Inc.)
------------------------------------------------------------------------------
    (2)    Check the Appropriate Box if a Member of a Group     (a)  [ ]
                                                                (b)  [X]
------------------------------------------------------------------------------
    (3)    SEC USE ONLY
------------------------------------------------------------------------------
    (4)    Source of Funds         OO
------------------------------------------------------------------------------
    (5)    Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) OR 2(e)                            [ ]
------------------------------------------------------------------------------
    (6)    Citizenship or Place of Organization
           U.S.A
--------------------------------------------------------------------------
Number of    | (7)|  Sole Voting Power            See footnote 1 below.
   Shares    |    |____________________________________________________________
Beneficially | (8)|  Shared Voting Power          See footnote 1 below.
  Owned by   |    |____________________________________________________________
   Each      | (9)|  Sole Dispositive Power       See footnote 1 below.
 Reporting   |    |_____________________________________________________________
Person With  |(10)|  Shared Dispositive Power     See footnote 1 below.

(1) Mr. Ware is filing in his capacity as Director of Emerald Asset Management, Inc. Mr. Ware does not beneficially own any shares of Common Stock of the Issuer in his individual capacity.
 -------------------------------------------------------------------------

   (11) Aggregate Amount Beneficially Owned by Each Reporting Person 833,935 Shares, however, see footnote 1 above.
------------------------------------------------------------------------------
   (12)  Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares [  ]
------------------------------------------------------------------------------
   (13)  Percent of Class Represented by Amount in Row (11) 19.9%,
         however, see footnote 1 above.
------------------------------------------------------------------------------
   (14)  Type of Reporting Person                 IN
-----------------------------------------------------------------------------

                                                                   Page 11 of 15
Item 1.  Security and Issuer.

         This statement relates to the Common Stock, $1.00 par value, of Paragon Technologies, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 600 Kuebler Road, Easton, Pennsylvania 18040.

Item 2.  Identity and Background.

         Emerald Advisers, Inc., a Pennsylvania corporation, is a registered Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940, with executive offices located at 1703 Oregon Pike, Suite 101, Lancaster, PA 17601. Emerald Advisers, Inc. has not been, during the last five years or at any time, convicted in a criminal proceeding or a party to a civil proceeding of a judicial or administrative body and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         Kenneth G. Mertz II, a United States citizen, is President and Director of Emerald Advisers, Inc. and his business address is 1703 Oregon Pike, Suite 101, Lancaster, PA 17601. Mr. Mertz has not been, during the last five years or at any time, convicted in a criminal proceeding or a party to a civil proceeding of a judicial or administrative body and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

        Scott L. Rehr, a United States citizen, is Executive Vice President, Treasurer and Director of Emerald Advisers, Inc. and his business address is 1703 Oregon Pike, Suite 101, Lancaster, PA 17601. Mr. Rehr has not been, during the last five years or at any time, convicted in a criminal proceeding or a party to a civil proceeding of a judicial or administrative body and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

        Stacey L. Sears, a United States citizen, is Senior Vice President, Secretary and Director of Emerald Advisers, Inc. and her business address is 1703 Oregon Pike, Suite 101, Lancaster, PA 17601. Ms. Sears has not been, during the last five years or at any time, convicted in a criminal proceeding or a party to a civil proceeding of a judicial or administrative body and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

       Emerald Asset Management, Inc., a Pennsylvania corporation, owns 100 percent of Emerald Advisers, Inc. and its principal offices are located at 1703 Oregon Pike, Suite 101, Lancaster, PA 17601. Emerald Advisers, Inc. is a diversified investment management firm. Emerald Asset Management, Inc. has not been, during the last five years or at any time, convicted in a criminal proceeding or a party to a civil proceeding of a judicial or administrative body and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

          Joseph E. Besecker, a United States citizen, is deemed a control person of Emerald Advisers, Inc. via his indirect ownership of more than 25% of its stock, and is also Chairman, Director, President and CEO of Emerald Asset Management, Inc., and his business address is 1703 Oregon Pike, Suite 101, Lancaster, PA 17601. Mr. Besecker has not been, during the last five years or at any time, convicted in a criminal proceeding or a party to a civil proceeding of a judicial or administrative body and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         Daniel W. Moyer IV, a United States citizen, is Executive Vice President and Director of Emerald Asset Management, Inc. and his business address is 1703 Oregon Pike, Suite 101, Lancaster, PA 17601. Mr. Moyer has not been, during the last five years or at any time, convicted in a criminal proceeding or a party to a civil proceeding of a judicial or administrative body and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

        Joseph W. Garner, a United States citizen, is Executive Vice President and Director of Emerald Asset Management, Inc. and his business address is 1703 Oregon Pike, Suite 101, Lancaster, PA 17601. Mr. Garner has not been, during the last five years or at any time, convicted in a criminal proceeding or a party to a civil proceeding of a judicial or administrative body and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

        Paul W. Ware, a United States citizen, is Director of Emerald Asset Management, Inc. and a retired investor, and his business address is 125-C Lancaster Avenue, Strasburg, PA 17579. Mr. Ware has not been, during the last five years or at any time, convicted in a criminal proceeding or a party to a civil proceeding of a judicial or administrative body and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Emerald Advisers, Inc. has purchased shares of Common Stock of the Issuer for its investment advisory clients as a long-term investment, and has done so solely utilizing client funds, with no borrowings or use of corporate funds.

Item 4.  Purpose of Transaction

Emerald Advisers, Inc. owns approximately 19.9% of the Issuer's common stock on behalf of its investment advisory clients. Emerald Advisers Inc. has purchased shares of Common Stock of the Issuer over a long period of time, and has held the shares in conjunction with Emerald's investment philosophy of seeking long-term growth. As a large shareholder of the Issuer, Emerald Advisers, Inc. generally supports efforts to maximize shareholder value. As such, Emerald Advisers, Inc. may seek to support an alternate slate of directors who may share its goal of enhanced shareholder value. Under such a circumstance, Emerald Advisers, Inc. may also wish to contact other institutional shareholders of the Issuer solely for the purpose of indicating its support of an alternate slate of directors. Under no circumstances, however, would Emerald seek to gain control of the Issuer or participate in the management of the Issuer.

Emerald Advisers, Inc. may also acquire additional shares of Common Stock of the Issuer or dispose of shares of Common Stock of the Issuer through the ordinary course of conducting its business (ie., purchasing and selling securities on behalf of its investment advisory clients).

At this time, Emerald Advisers, Inc. does not intend to: (i) undertake, or cause, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (ii) sell or transfer a material amount of assets of the Issuer; (iii) materially change the Issuer's present capitalization or dividend policy; (iv) materially change the Issuer's business or corporate structure; (v) change the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer; (vi) cause a class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (vii) cause a class of the Issuer's securities to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5.  Interest in Securities of the Issuer.

         The following table sets forth information with respect to beneficial ownership of the Issuer's securities by each of the reporting persons. Each person has the sole voting or dispositive power with respect to the shares listed after his or her name, except for those shares indicated as being jointly owned, as to which each of the named joint owners has shared voting and dispositive power.

                           Number of Shares
     Name                  Beneficially owned      Percent of class
     -------               ----------------        ----------------

Emerald Advisers, Inc.       833,935 (1)              19.927%

(1) Emerald Advisers, Inc. has the sole power to vote 558,635 shares of the Issuer and the sole power to dispose of 833,935 shares of the Issuer. It does not share power to vote or dispose of any of the shares of the Issuer. Neither the other individuals nor the other entity identified in
       Item 2 of this Schedule 13 D beneficially own any of the Issuer's shares other than the shares reported as beneficially owned by Emerald Advisers, Inc. in the Table above. The individuals identified in Item 2 of this Schedule are required to be reported in this Schedule solely as a result of the positions they hold with Emerald Advisers, Inc. and/or Emerald Asset Management, Inc. Similarly, Emerald Asset Management, Inc. is required to be reported in this Schedule since it owns, and thereby controls, Emerald Advisers, Inc.

       Neither Emerald Advisers, Inc, Emerald Asset Management, Inc. nor any of the individuals identified in Item 2 of this Schedule have had any transactions in the Issuer's common stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer .

         None

Item 7.  Materials to be Filed as Exhibits.

         None

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                        EMERALD ADVISERS, INC.

                                        /s/  Scott L. Rehr
                                        -----------------------------------
                                        Scott L. Rehr, Executive Vice President

                                        EMERALD ASSET MANAGEMENT, INC.

                                        /s/  Joseph E. Besecker
                                        -----------------------------------
                                        Joseph E. Besecker, President and CEO

                                        /s/  Kenneth G. Mertz II
                                        -----------------------------------
                                        Kenneth G. Mertz II

                                        /s/  Scott L. Rehr
                                        -----------------------------------
                                        Scott L. Rehr

                                        /s/  Stacey L. Sears
                                        -----------------------------------
                                        Stacey L. Sears

                                        /s/  Joseph E. Besecker
                                        -----------------------------------
                                        Joseph E. Besecker

                                             /s/  Daniel W. Moyer IV
                                        -----------------------------------
                                        Daniel W. Moyer IV

                                        /s/  Joseph W. Garner
                                        -----------------------------------
                                        Joseph W. Garner

                                        /s/  Paul W. Ware
                                        -----------------------------------
                                        Paul W. Ware
May 2, 2001